SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 1994
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.05

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  June 30, 2001

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

     Dreyfus/Laurel Tax-Free Municipal Funds
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4. Address of principal executive office (number, street, city, state, zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Independent Accountants' Report



The Board of Trustees of
Dreyfus/Laurel Tax-Free Municipal Funds

We have examined management's assertion that the Dreyfus/Laurel Tax-Free Municipal Funds (comprised of Dreyfus Premier Limited Term Massachusetts Municipal Fund, Dreyfus Premier Limited Term Municipal Fund, Dreyfus
BASIC New York Municipal Money Market Fund, Dreyfus BASIC California Municipal Money Market Fund, and Dreyfus BASIC Massachusetts Municipal Money Market Fund) (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2001, included in the Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001 and with respect to agreement of security purchases and sales, for the period from October 31, 2000 through June 30, 2001 without prior notice to management:

1) Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
2) Inspection of documentation of other securities held in safekeeping by Mellon Securities Trust Company ("the Custodian") but not included in 1) above;
3) Reconciliation between the Funds' accounting records and the custody records as of June 30, 2001 and verified reconciling items;
4) Agreement of pending trade activity for the Funds as of June 30, 2001 to their corresponding subsequent cash statements;
5) Agreement of a sample of purchases and sales of securities for the period from October 31, 2000 through June 30, 2001, to the books and records of the Fund noting that they had been properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Dreyfus/Laurel Tax-Free Municipal Funds complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus/Laurel Tax-Free Municipal Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP
August 15, 2001


August 15, 2001



Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Dreyfus/Laurel Tax-Free Municipal
Funds (comprised of Dreyfus Premier Limited Term Massachusetts Municipal Fund, Dreyfus Premier Limited Term Municipal Fund, Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC California Municipal Money Market Fund, and Dreyfus BASIC Massachusetts Municipal Money Market Fund) (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2001 and from October 31, 2000 through June 30, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001, and from October 31, 2000 through June 30, 2001 with respect to securities reflected in the investment accounts of the Funds.


Dreyfus/Laurel Tax-Free Municipal Funds


Joseph Connolly
Vice President and Treasurer